Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FIRST QUARTER 2014 RESULTS

Vancouver, B.C., May 13, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended March 31, 2014.

For the quarter ended March 31, 2014, the Company incurred a net loss of US$1,279,985 (US$0.01 per share) compared to a net loss of US$5,091,844 (US$0.04 per share) for the quarter ended March 31, 2013.

As at March 31, 2014, the Company had working capital of US$43,278,927, including cash of US$44,440,659.

The lower operating expenditures for the quarter ended March 31, 2014, compared to the same period last year, resulted from several factors including lower general and administrative expense, lower consultancy and advisory fees, lower exploration costs primarily due to reduced activity at Ann Mason and higher foreign exchange gains and deferred income tax recoveries.

SELECTED FINANCIAL INFORMATION

	As at March 31, 2014 (US$)	As at March 31, 2013 (US$)
Working capital (1)	43,278,927	55,119,275
Total assets	92,784,050	108,672,304
Total long term liabilities	48,818,885	54,554,934
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Company’s Interim Financial Statements and accompanying management’s discussion and analysis (“MD&A”) for the quarter ended March 31, 2014 and its Annual Information Form for the year ended December 31, 2013 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com